Advantage Advisers Alyeska Fund, LLC
Matters submitted to a vote of security holders

There was a special meeting of security holders on May 5, 2003. Proposal 1, to approve a new advisory agreement between the Fund and Advantage Advisers Management, LLC received 6,895,747 votes in the affirmative, 50,000 votes in the negative, 59,201 votes abstained, and 5,606,547 non-voting shares. Proposal 2, to elect Sol Gittleman, Janet
Schinderman, Luis Rubio and Howard Singer as Managers of the Fund each received 6,934,948 votes in the affirmative, 70,000 votes in the negative, and 5,606,547 non-voting shares. The current Managers of the Fund are Sol
Gittleman, Janet Schinderman and Luis Rubio.